MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

June 18, 2014

VIA EDGAR AND E-MAIL

Ms. Ashley Vroman-Lee, Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

vroman-leea@sec.gov

Re:                             Protective Investors Choice VUL

Protective Variable Life Separate Account

Protective Life Insurance Company (“Protective”)

Initial Registration Statement on Form N-6 (File No. 333-194115)

Dear Ms. Vroman-Lee:

On February 25, 2013, Protective Life Insurance Company (the “Company”) and Protective Variable Life Separate Account (the “Separate Account”) filed the above-referenced initial filing on Form N-6 with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933.  On behalf of the Company and the Separate Account, this letter responds to comments with respect to this filing that you conveyed via correspondence dated April 29, 2014.

The paragraphs below provide the Company’s response to each comment raised by the Commission Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  I have enclosed pages for the filings marked to indicate the changes that we propose to make in response to the Staff’s comments.

Prospectus Comments

1.              Comment: General Comment - Please remove the mandatory arbitration provision as such provisions are not consistent with the Securities Act of 1933.

Response: The Company has removed the mandatory arbitration provision.

2.              Comment: Purposes of the Policy — Please clarify, in the prospectus, whether the term “replacement” refers to replacement of insurance coverage or something else. (page 3)

Response: The Company has revised the language on Page 3 of the Prospectus to indicate that replacement refers to existing coverage.

3.              Comment: Death Benefit — Please revise the following statement for clarity “[t]he minimum death benefit is the amount of level death benefit that the Policy Value would purchase if paid as a net single premium at such time.”

Response: The Company has revised the language on Page 3 of the Prospectus to clarify that “The minimum death benefit is the amount of death benefit that the current Policy Value would purchase if paid as a net single premium”.

4.              Comment: Withdrawals — Please clarify that you can surrender the policy at any time. (page 4).

Response: The Company has revised the disclosure on Page 4 of the Prospectus to indicate that the owner may surrender the Policy at any time.

5.              Comment: ExtendCare Chronic Illness Accelerated Death Benefit Rider — Please clarify if the monthly charge assessed is upon issuance of the rider or when the rider is utilized. (page 5)

Response: The Company has revised the language on Page 5 of the Prospectus to clarify that it begins deducting a monthly charge upon issuance of the rider.

6.              Comment: Overloan Protection Endorsement — The phrase, “…and certain other conditions have been met” is broad.  Please include all conditions as several other conditions are already listed. (page 5)

Response: The Company has revised the language on Page 5 of the Prospectus to include all conditions.

7.              Comment: Risk of Lapse — Please clarify the conditions in the following sentence to reduce potential confusion, “(I)f the lapse protection provision is not in effect, then if your Surrender Value (without taking into account any liens on the Policy) on a Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date, the Policy will be in default and a grace period will begin.” (page 5)

Response: The Company has revised the language on Page 6 of the Prospectus to clarify that “If the lapse protection provision is not in effect,

then the Policy will be in default and a grace period will begin if your Surrender Value (without taking into account any liens on the Policy) due on a Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date”.

8.              Comment: Credit Risk — Please include credit risk as a risk of investing in the policy. The disclosure should include language to the following effect: “Any guarantees under the Policy, including the death benefit, that exceed the value of your interest in the separate account are paid from our general account (not the separate account). Therefore, any amounts that we pay under the contract in excess of your interest in the separate account are subject to our financial strength and claims-paying ability and our long-term ability to make such payments.” (page 5)

Response: The Company has revised Page 6 of the Prospectus to include the following disclosure pertaining to “Credit Risk”:

“The benefits under the Policy are paid by us from our general account assets and/or your Policy Value held in the Variable Account. You assume all of the investment risk for Net Premium and Policy Value allocated to the Sub-Accounts of the Variable Account, which is not part of our general account. Our general account assets support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors.

Any guarantees under the Policy, including the death benefit, that exceed your Variable Account Value are paid from our general account. Therefore, any amounts that we pay under the Policy in excess of your Variable Account Value are subject to our financial strength and claims-paying ability and our long- term ability to make such payments.

It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims paying ability to meet our obligations under the Policy when purchasing a Policy and making investment decisions under the Policy.”

9.              Comment: Fee Table

a.              Please explain supplementally why different characteristics for a representative contract owner are used with different fees. (page 8)

Response: The same representative contract owner is assumed for each of the Policy’s fees and charges; the representative contract owner only differs with respect to certain Policy Riders.  Based on expected sales projections, the Company anticipates that the representative contract owner purchasing a Policy will have different individual characteristics from the representative contract owner who may purchase each of the riders under the Policy.

b.              Disability Benefit Rider — Please reflect the charge on a per $1,000 basis. (page11)

Response: We do not believe that the charge should be stated on a per $1,000 basis.  Form N-6 requires that charges assessed on the basis of the face amount should be disclosed as the charge per $1,000 of face amount.  Here, however, the charge is based on rider coverage amount, not face amount.  Rider coverage amount refers to the specified amount of premium the Company will credit to the policy if and when the Insured begins receiving benefits under the rider (the Company has revised the footnote in the fee table to make this clear).

This premium is available in increments of $100.  Although it is possible that the premium may equal or exceed $1000 per month, the Company anticipates that the premium for a representative Insured will be less than $1,000 per month.  We note also that the charge reflected in the illustrations provided at the time of sale is based on $100 of rider coverage amount. The Company believes that the fee table should be consistent with the illustrations.  Accordingly, we respectfully decline to revise the basis on which the charge is reflected as set forth on page 11 of the prospectus.

10.       Comment: Net Premium Allocations — Please clarify whether “premium” and “premium payments” are synonymous and have the same meaning in the following sentence, “However, premium will not be accepted in connection with an increase in Face Amount until underwriting has not been completed.”  Please consider using a unified term for premium payments throughout the registration statement.  Also, please confirm that the phrase “until underwriting has not been completed” is the intended text.  If so, please explain. (page 14)

Response: Although “premium” and “premium payments” are synonymous, the Company has changed the term “premium” to “premium payments” in the referenced sentence on Page 14 of the Prospectus for clarification.  With respect to the underwriting reference in this sentence, the Company respectfully notes that the sentence actually reads “until underwriting has been completed” and accordingly has not made any further revisions to the sentence.

11.       Comment: Death Benefit proceeds — The prospectus states that “any death benefit payment we make in excess of the Policy Value, including payments under any rider, is subject to our financial strength and claims-paying ability.”  Please consider the accuracy of this statement and whether it may be more appropriate to replace “Policy Value” with “Variable Account Value”. (page 15)

Response: The Company has revised the language on Page 15 of the Prospectus to replace Policy Value with Variable Account Value.

12.       Comment: Increasing the Face Amount — The policy’s administrative fee appears to be an $8 fee assessed each month for the life of the policy.  However, disclosure regarding face amount increase states “[a]n administrative fee will be charged for the first twelve months following an increase in the Face Amount.”  Please clarify whether the fee would be $16 for the first twelve months following a face amount increase or how this fee might otherwise be assessed.  If the fee may be $16 in a given month, please revise the fee table accordingly.  (page 16)

Response: The Company has revised the language on Page 16 of the Prospectus to clarify that “A separate administrative charge for Face Amount increases will be assessed for the first twelve months following an increase in the Face Amount.”

13.       Comment: Settlement Options — Please clarify the sentence under Option 3 which states, “This rate will not be less than the equivalent of 1% per year.” Does this mean that the rate will be more than 1% per year?  Please also apply to Option 4 and throughout the prospectus.  (page 17)

Response:  The Company has revised the language in Options 3 and 4 on Page 17 and throughout the Prospectus to clarify that “This rate will never be less than 1% per year.”

14.       Comment: Transfers of Policy Value — In the first paragraph, please provide more information regarding when the fixed account will not be available (i.e. does the lapse protection provision impact when the fixed account will not be available?) (page 17)

Response: We have revised the disclosure underneath the heading “Transfers of Policy Value” to clarify that, in order for the lapse protection provision of the Policy to remain in effect, the Policyholder may not allocate Net Premium or transfer Policy Value to the Fixed Account.  We have made this clarification throughout the prospectus.

15.       Comment: Lapse Protection — Calculation of Values — Please supplementally explain what the “1” refers to in the formulas (2c, 3ai, 3b). (page 23)

Response: The Company is clarifying that the “1” found in the formulas (2c, 3ai, 3b)on Page 24 of the Prospectus refers to the numerical number one. Therefore, the Company has replaced the “1” in the formulas with “One (1)” for clarification.

16.       Comment: Selection of Funds — Please explain supplementally whether purchasers will be notified that the lapse protection provision will not remain in effect, if they allocate Net Premium or transfer Policy Value to the Aggressive Growth Model Portfolio, the only portfolio that will not satisfy the Lapse Protection Allocation Guidelines (page 26 and page 36)

Response: The Company has eliminated the Aggressive Growth Model as one of the Model Portfolios under the Policy.

17.       Comment: Fixed Account

a.              Please state that the fixed account may not always be available, as disclosed in the Summary section.  (page 29)

Response: We have revised the disclosure throughout the prospectus to clarify that, in order for the lapse protection provision of the Policy to remain in effect, the Policyholder may not allocate Net Premium or transfer Policy Value to the Fixed Account. We have also added a statement in the Fixed Account discussion to indicate that “[i]n the event the Policy’s lapse protection provision terminates, [the owner] may allocate Net Premium and transfer Policy Value to the Fixed Account.”

b.              Please remove the following phrase: “…as a result, the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Account” as this is an untrue statement. (page 29)

Response: The Company has removed the disclosure on Page 29 of the Prospectus.

18.       Comment: Monthly Administration Fee — Please disclose what is being provided in consideration for the monthly administration charge. (page 41)

Response: The Company has revised the disclosure to state that the monthly administrative charge is intended to compensate the Company for issue and administrative costs.

19.       Comment: Overloan Protection Endorsement (page 47)

a.              Please clarify the purpose of the rider.

Response: The Overloan Protective Endorsement guarantees that the policy will stay in force, with a nominal death benefit, even if the owner has withdrawn and borrowed a significant amount of Surrender Value and Cash Value, respectively, such that the Policy Debt exceeds the Face Amount.  Please see our response below for additional information regarding the possibility of Policy Debt exceeding the Face Amount.

b.              Please explain what the death benefit is under the rider.

Response:  The Company has revised the disclosure on Page 47 of the Prospectus to explain the death benefit under the rider.

c.               Please confirm supplementally the operation of bullet #5.  Face amount tends to be a high multiple of contract value.  Therefore, it seems unlikely that policy debt might approach the policy’s face amount.

Response: Although unlikely, it is possible that Policy Debt could exceed the Policy’s Face Amount.  Face Amount is not reduced if an owner borrows from the Policy’s Cash Value.  However, if an owner requests a withdrawal, then the Company reserves the right to reduce the Face Amount by the amount of the withdrawal.  Therefore, if an owner has withdrawn a significant amount of the Surrender Value, such that the Face Amount has been significantly reduced, and the owner has also borrowed a significant amount of the Cash Value, such that the Policy Debt has been significantly increased, the Policy Debt could exceed the Face Amount.

20.       Comment: Income Provider Option Pre-Determined Death Benefit Payout Endorsement- Please clarify how this Rider is different from one of the settlement options. (page 48)

Response: The Income Provider Option Pre-Determined Death Benefit Payout Endorsement differs from the settlement options in that it gives the owner — rather than the beneficiary - control over how the death benefit proceeds will be paid to the beneficiary by allowing the owner to establish a payment schedule describing the amount, frequency, and duration of payments, and also allowing the owner to change the schedule prior to the insured’s death.

General Comments:

21.       Comment: EDGAR Series and Class Identifiers - Please confirm supplementally that the policy name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

Response: The Company confirms the EDGAR Series and Class Identifiers for the Protective Investors Choice VUL have been updated and are the same as the Policy name on the front cover page of the Prospectus.

22.       Comment: Guarantees and Support Agreements — Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s obligations under the policy or whether the company will be primarily responsible for meeting any such obligations.

Response: There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the Policy. The Company will be primarily responsible for paying out any guarantees associated with the Policy.

23.       Comment: Material Information — Please note that the filing has material information missing or information that needs to be updated (including brackets, blanks). Please confirm that all missing information will be filed with the Commission.

Response: The Company confirms that any missing or outdated information will be included in the Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement.

24.       Comment: Tandy Representation — We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company represents that the requested acknowledgements will be included in the transmittal letter for the Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement.

*               *              *

In addition to the enclosed marked pages, please also note that the Company has made certain other non-material and stylistic changes to the prospectus disclosure.

The Company intends to file with the Commission Pre-Effective Amendment No. 1 to the above- referenced filing as soon as practical. Acceleration requests from the Company and from the principal underwriter will accompany this pre-effective amendment, seeking acceleration of the effectiveness of the Registration Statement to July 21, 2014. Any assistance you can provide to assist us in meeting this request would be very much appreciated.

Please do not hesitate to call the undersigned at (205) 268-3581 or Elisabeth Bentzinger at (202) 383-0717 with any questions or comments concerning this response. We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

cc: Elisabeth Bentzinger

Subject to Completion dated June 18, 2014

Broker-Dealer Use Only: This prospectus is for training purposes only and is not approved for distribution to, or use with, the public.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS July 21, 2014 Protective Investors Choice VUL An Individual Flexible Premium Variable and Fixed Life Insurance Policy	Issued by Protective Variable Life Separate Account and Protective Life Insurance Company 2801 Highway 280 South Birmingham, Alabama 35223 Telephone: (800) 265-1545

This Prospectus describes the Protective Investors Choice VUL individual flexible premium variable and fixed life insurance policies (the “Policy”) issued by Protective Life Insurance Company (the “Company” or “Protective Life”). The Policy is designed to provide insurance protection on the life of the Insured named in the Policy.

This Prospectus sets forth basic information about the Policy and the Variable Account that a prospective investor should know before investing. You should consider the Policy in conjunction with other insurance you own. It may not be advantageous to replace existing insurance with the Policy, or to finance the purchase of the Policy through a loan or through withdrawals from another policy. Additional fees and charges may apply. Please read this Prospectus and the Statement of Additional Information carefully before you invest.

You have the flexibility to vary the amount and timing of premium payments and your coverage will stay in force as long as sufficient Surrender Value is maintained. The Policy Value and, in certain circumstances, the Death Benefit will fluctuate with the investment performance of the investment options you select. Within certain limits, you may return the Policy.

You have a number of investment choices in this Policy. You may allocate your Policy’s value to the Fixed Account, which credits a specified rate of interest (where we bear the investment risk), or among variable investment options (where you have the investment risk) with Funds from:

•  Goldman Sachs Variable Insurance Trust

•  MFS® Variable Insurance Trust

•  MFS® Variable Insurance Trust II

•  Oppenheimer Variable Account Funds

•  Fidelity® Variable Insurance Products Funds

•  Lord Abbett Series Fund, Inc.

•  Franklin Templeton Variable Insurance Products Trust

•  Legg Mason Partners Variable Equity Trust

•  PIMCO Variable Insurance Trust

•  Royce Capital Fund

•  AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

NOTE:

In order for the Policy’s lapse protection provision to remain in effect, your options for allocating Net Premium and transferring Policy Value among the Policy’s investment choices will be restricted in accordance with the Lapse Protection Allocation Guidelines and Restrictions, and you may not allocate Net Premium or transfer Policy Value to the Fixed Account. These guidelines may not be consistent with an aggressive investment strategy. See “Policy Lapse and Reinstatement.”

A prospectus for each of the Funds available through the Variable Account contains comprehensive information about each Fund. Please read these documents before investing and save them for future reference.

Please note that the Policies and/or the Funds:

•  are not guaranteed to provide any benefits;

•  are not insured by the FDIC or any other government agency;

•  are not bank deposits or other obligations of a bank and are not bank guaranteed; and

•  are subject to risks, including loss of the amount invested, tax risks and Policy Lapse.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved the Policy or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

PRO.CHOICE.0714

POLICY BENEFITS/RISKS SUMMARY

This summary describes the Policy’s important benefits and risks. The sections in the Prospectus following this summary discuss the Policy’s benefits and other provisions in more detail. The Glossary at the end of this Prospectus defines certain words and phrases used in this Prospectus.

The Policy is an individual flexible premium variable and fixed life insurance policy for individuals.

Purposes of the Policy

The Policy is designed to be a long-term investment providing insurance benefits. You should consider the Policy in conjunction with other insurance policies you own, as well as your need for insurance and the Policy’s long-term potential. It may not be advantageous to replace existing insurance coverage with the Policy. In particular, replacement of existing coverage with the Policy should be carefully considered if the decision to replace existing coverage is based solely on a comparison of policy illustrations.

We offer other types of annuity contracts and insurance policies that also invest in the same Funds in which your Policy invests. These other types of contracts and policies may have different charges that could affect the value of their Sub-Accounts and may offer different benefits than the Policy. To obtain more information about these other contracts and policies, you may contact our Home Office in writing or by telephone.

Policy Benefits

Flexibility

The Policy is designed to be flexible to meet your specific life insurance needs. You have the flexibility to choose the investment options and premiums you pay.

•                  Investment Options. You may invest in your choice of numerous different investment options, as well as a Fixed Account, within your Policy. However, in order for the Policy’s lapse protection provision to remain in effect, your options for allocating Net Premium and transferring Policy Value among the Policy’s investment choices will be restricted in accordance with the Lapse Protection Allocation Guidelines and Restrictions, and you may not allocate Net Premium or transfer Policy Value to the Fixed Account. See “Policy Lapse and Reinstatement.”

•                  Premium Payments. You have the flexibility to choose how you pay premiums. You choose a planned premium when you purchase the Policy. You may change your planned premium, or pay additional premium any time, subject to certain limitations.

Death Benefit

If the Insured dies while the Policy is in force, we pay a death benefit to your beneficiary. The Death Benefit Proceeds generally pass to the beneficiary free of federal and state income tax at the death of the Insured. The calculation of the Death Benefit is determined by the Cash Value Accumulation Test.

Under the Cash Value Accumulation test, the Death Benefit is equal to the greater of:

•                  The current Face Amount; or

•                  The minimum death benefit described below.

The minimum death benefit is the amount of death benefit that the current Policy Value would purchase if paid as a net single premium.

The Death Benefit is reduced by any money you owe us, such as outstanding loans or liens (i.e., payments made under an accelerated death benefit rider or endorsement), interest on loans or liens, or unpaid charges. You may increase or decrease the Face Amount on your Policy under certain circumstances.

Cancellation Privilege

For a limited time after you receive your Policy, you have the right to cancel your Policy and receive a refund. See “Cancellation Privilege” for more information.

3

Lapse Protection

We guarantee that your Policy will remain in force — regardless of the Surrender Value — provided that each month the “Accumulated Net Premiums Received” (ANPR), less any Policy Debt, is greater than or equal to the “Accumulated Minimum Monthly Requirement” (AMMR). The manner in which we calculate these values is described in more detail in the Policy Lapse and Reinstatement section of this prospectus. If for any month you would like to know your ANPR, AMMR, or any of the other values used in their calculations, including any premium payment that may be required to maintain (or restore) the Policy’s lapse protection provision, please contact us at our Home Office.

In order for the Policy’s lapse protection provision to remain in effect, the Policy Debt each month can not exceed the Cash Value. Also, you must allocate your Net Premium and Policy Value in accordance with the Lapse Protection Allocation Guidelines and Restrictions. These guidelines may not be consistent with an aggressive investment strategy.

Failure to make premium payments as planned, as well as certain Policy transactions such as loans, withdrawals, and increases in the Face Amount, may cause you to lose the lapse protection unless additional premium payments are made. Premium required to restore the lapse protection provision may be significantly higher than the premiums previously paid.

In the event the Policy’s lapse protection provision terminates, the Policy will continue in force as long as there is sufficient Surrender Value (without taking into account any liens on the Policy) to cover the Monthly Deduction when due.

See “Policy Lapse and Reinstatement.”

Age 121.  On and after the Policy Anniversary when the Insured is age 121, the Policy will not enter the grace period or lapse regardless of your Surrender Value.

Transfers

Subject to certain restrictions you may transfer Policy Value among the Sub-Accounts and the Fixed Account. However, in order for the Policy’s lapse protection provision to remain in effect, your options for transferring Policy Value among the Sub-Accounts will be restricted in accordance with the Lapse Protection Allocation Guidelines and Restrictions, and you may not allocate Net Premium or transfer Policy Value to the Fixed Account. See “Policy Lapse and Reinstatement.”

The Company has the right to restrict transfers until after the later of 30 days after the Policy Effective Date or six days after the expiration of the Cancellation Period. The Company also may restrict or refuse to honor frequent transfers, including “market timing” transfers.

Portfolio Rebalancing.  Under Portfolio Rebalancing, Protective Life will automatically transfer, on a quarterly, semi-annual, or annual basis, your Variable Account Value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account Value among such Sub-Accounts. The percentage allocation of your Variable Account Value for Portfolio Rebalancing will be based on your premium allocation instructions in effect at the time of rebalancing, unless you elect otherwise. In order for the Policy’s lapse protection provision to remain in effect, you must at all times participate in Portfolio Rebalancing. See “Policy Lapse and Reinstatement.”

Surrenders and Withdrawals

At any time while the Policy is in force and while the Insured is living, you may surrender your Policy for its Surrender Value. A Surrender Charge may apply.

You may take money out of your Policy after the first Policy Year. The minimum withdrawal amount is $500.

A surrender or withdrawal may have tax consequences.

Loans

After the first Policy Anniversary, you may borrow using your Policy Value as collateral. Generally the minimum amount you may borrow is $500 and the maximum is 99% of your Cash Value. This maximum is reduced by any Policy Debt or liens (including accrued interest) that is outstanding on the date your loan request is received at the Home Office. State variations may apply. As collateral for the loan, we transfer an amount equal to the loan out of the Sub-Accounts and the Fixed Account and into the Loan Account on a pro-rata basis, unless you specify another allocation. Annual interest rates currently charged for standard loans are 5.0% for Policy Years 2 through 10 and 3.0% for Policy Years 11 and thereafter. You may repay all or part of your borrowings at any time while the Insured is alive and the Policy is in force. Borrowing may have tax consequences.

4

Settlement Options

You may choose a variety of ways to receive the proceeds of the Policy.

Supplemental Riders and Endorsements

The following supplemental riders and endorsements may be available to be added to your Policy subject to state availability. We make other riders and endorsements available in addition to those listed below.

Income Provider Option Pre-Determined Death Benefit Payout Endorsement. This endorsement converts the payment of Death Benefit Proceeds from a single lump sum to a series of payments pursuant to a specified payment schedule that describes the amount, frequency, and duration of payment of the Death Benefit Proceeds. Payment of the Death Benefit Proceeds as a series of payments will result in a portion of the payments being includible in the beneficiary’s income. (See “Tax Considerations.”) Please consult your tax advisor.

Terminal Illness Accelerated Death Benefit Endorsement. This endorsement provides an accelerated death benefit payment to the Owner if the Insured has a qualifying terminal illness and all of the terms and conditions of the endorsement are met. This endorsement is not available in all states.

ExtendCare Chronic Illness Accelerated Death Benefit Rider. This rider provides one or more accelerated death benefit payments to the Owner during a 12-month benefit period if the Insured has a qualifying chronic illness and all of the terms and conditions of the rider are met. We begin deducting a monthly charge upon issuance of this rider based, in part, on a maximum monthly benefit amount selected by the Owner at the time of Policy issue.

Overloan Protection Endorsement. Under the provisions of this endorsement, your Policy will not lapse and the death benefit will be at least $10,000 as long as all of the terms and conditions of the endorsement are met:

•  The Policy has been in force at least 20 Policy Years;

•  The Insured’s Attained Age is at least 65;

•  Withdrawals in an amount equal to the total premiums paid have been taken;

•  The Policy Debt is at least 95% of the Cash Value;

•  The Policy Debt exceeds the Face Amount;

•  Accelerated benefits have not been received under any endorsement or rider attached to your Policy;

•  Monthly Deductions or premiums are not being credited or waived under any endorsement or rider attached to your Policy;

•  Invoking this benefit does not result in a death benefit that is not compliant with our reasonable interpretation of the Code; and

•  the Policy is not a modified endowment contract.

We deduct a charge for this endorsement if the benefit under the endorsement is exercised.

Policy Risks

Investment Risk

If you invest your Policy Value in one or more Sub-Accounts, then you will be subject to the risk that investment performance may be unfavorable causing the Policy Value to decrease and the Monthly Deduction to increase (which, in turn, further decreases future Policy Value). This is because poor investment performance diminishes Policy Value thereby increasing the Net Amount at Risk under the Policy and, correspondingly, increasing the cost of insurance which is part of the Monthly Deduction. You could lose everything you invest. If you allocate Policy Value to the Fixed Account, then we credit your Policy Value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual effective rate shown on your Policy’s specification page.

5

Planned Premium

You have the flexibility to choose how you pay premiums. Failure to make premium payments as planned may cause you to lose the Policy’s lapse protection, however, and could result in Lapse. Premium required to restore the lapse protection provision may be significantly higher than the premiums previously paid. See “Policy Lapse and Reinstatement.”

Investment Restrictions

In order for the Policy’s lapse protection provision to remain in effect, your options for allocating Net Premium and transferring Policy Value among the Sub-Accounts will be restricted in accordance with the Lapse Protection Allocation Guidelines and Restrictions, and you may not allocate Net Premium or transfer Policy Value to the Fixed Account. These guidelines may not be consistent with an aggressive investment strategy. See “Policy Lapse and Reinstatement.”

Risk of Lapse

If for any month your “Accumulated Net Premiums Received” (ANPR), less any Policy Debt, is less than the “Accumulated Minimum Monthly Requirement” (AMMR), you will lose the Policy’s lapse protection. (The manner in which we calculate these values is described in more detail in the Policy Lapse and Reinstatement section of this prospectus.) You may also lose the lapse protection if the Policy Debt in any month exceeds the Cash Value or if you fail to allocate your Net Premium and Policy Value in accordance with the Lapse Protection Allocation Guidelines and Restrictions. If the lapse protection provision is not in effect, then the Policy will be in default and a grace period will begin if your Surrender Value (without taking into account any liens on the Policy) on a Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date. We will send you notice of the premium required to prevent Lapse. You have a 61-day grace period to make a payment of Net Premium at least sufficient to cover the current and past-due Monthly Deductions or the Policy will Lapse. You may reinstate a Lapsed Policy, subject to certain conditions.

On and after the Policy Anniversary when the Insured is age 121, the Policy will not enter the grace period or lapse regardless of your Surrender Value.

Credit Risk

The benefits under the Policy are paid by us from our general account assets and/or your Policy Value held in the Variable Account. You assume all of the investment risk for Net Premium and Policy Value allocated to the Sub-Accounts of the Variable Account, which is not part of our general account. Our general account assets support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors.

Any guarantees under the Policy, including the death benefit, that exceed your Variable Account Value are paid from our general account. Therefore, any amounts that we pay under the Policy in excess of your Variable Account Value are subject to our financial strength and claims-paying ability and our long- term ability to make such payments.

It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims paying ability to meet our obligations under the Policy when purchasing a Policy and making investment decisions under the Policy.

Withdrawal and Surrender Risks

The Surrender Charge under the Policy applies during the first 15 Policy Years. The Surrender Value of the Policy is generally the Policy Value less the Surrender Charge and Policy Debt and any liens (including accrued interest). It is possible that your Policy will have no Surrender Value during the first few Policy Years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the account value in the near future. We designed the Policy to meet long-term financial goals. The Policy is not suitable as a short-term investment.

Even if you do not ask to surrender your Policy, Surrender Charges may play a role in determining whether your Policy will Lapse (terminate without value), because Surrender Charges decrease the Surrender Value.

Withdrawals are not permitted during the first Policy Year. After the first Policy Year, withdrawals are permitted, subject to certain limitations, for a fee. Protective Life reserves the right to reduce the Face Amount by the withdrawn amount. Withdrawals may also cause the Policy’s lapse protection to end unless additional premium payments are made. Premium required to restore the lapse protection provision may be significantly higher than the premiums previously paid. See “Policy Lapse and Reinstatement.”

6

Periodic Charges Other Than Series Fund Operating Expenses

Charge	When Charge is Deducted	Amount Deducted — Maximum Guaranteed Charge	Amount Deducted — Current Charge

Disability Benefit Rider(9)

Minimum and Maximum Charge	On the Effective Date and each Monthly Anniversary Day	$1.50 - $24.23 per $100 of rider coverage amount	$1.50 - $24.23 per $100 of rider coverage amount

Charge for a 41 year old male	On the Effective Date and each Monthly Anniversary Day	$3.19 per $100 of rider coverage amount	$3.19 per $100 of rider coverage amount

ExtendCare Chronic Illness Accelerated Death Benefit Rider(10)

Minimum and Maximum Charge	On the Effective Date and each Monthly Anniversary Day	$0.02 - $83.33 per $1,000 of net amount at risk	$0.01 - $7.32 per $1,000 of net amount at risk

Charge for a 45 year old male in the nontobacco class with a Face Amount of $500,000 and monthly benefit of $5,000 and an elimination period of 3 months during the first Policy Year	On the Effective Date and each Monthly Anniversary Day	$0.19 per $1,000 of net amount at risk	$0.01 per $1,000 of net amount at risk

Overloan Protection Endorsement

Minimum and Maximum Charge	When the Benefit is Exercised	5 % of Policy Value	5 % of Policy Value

(9)  The charge for the Disability Benefit Rider varies based on the Issue Age and sex of the Insured. The rider coverage amount is the specified amount of premium that we will credit to your Policy when you begin receiving benefits under the rider. The rider charge shown in the table may not be typical of the charges you will pay. Your Policy’s specifications page will indicate the rider charge applicable to your Policy, and more detailed information concerning this charge is available on request from our Home Office.

(10)  The charge for the ExtendCare Chronic Illness Accelerated Death Benefit Rider varies based on the Insured’s Issue Age, sex and rate (i.e., underwriting) class, the number of years that the Policy has been in force, Face Amount and monthly benefit (maximum monthly benefit chosen at the issuance of the Policy). The rider charge shown in the table may not be typical of the charges you will pay. Your Policy’s specifications page will indicate the rider charge applicable to your Policy, and more detailed information concerning this charge is available on request from our Home Office.

a modified endowment contract. (See “Tax Considerations”.) Protective Life will monitor Policies and will attempt to notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Internal Revenue Code, if applicable. (See “Tax Considerations”.)

Premium Payments Upon Increase in Face Amount. Depending on the Policy Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional premium payment may be necessary or a change in the amount of planned periodic premiums may be advisable. You will be notified if a premium payment is necessary or a change appropriate.

Net Premium Allocations

In order for the Policy’s lapse protection provision to remain in effect, your options for allocating Net Premium among the Sub-Accounts will be restricted in accordance with the Lapse Protection Allocation Guidelines and Restrictions, and you may not allocate Net Premium or transfer Policy Value to the Fixed Account. See “Policy Lapse and Reinstatement.”

You must indicate in the application how Net Premiums are to be allocated to the Sub-Accounts and/or to the Fixed Account. These allocation instructions apply to both initial and subsequent Net Premiums. You may change the allocation instructions in effect at any time until Attained Age of 121 by Written Notice to Protective Life at the Home Office or by telephone, facsimile, automated telephone system, or via the Internet at www.protective.com. Whole percentages must be used. The sum of the allocations to the Sub-Accounts and the Fixed Account must be equal to 100% of any Net Premiums. Protective Life reserves the right to establish (i) a limitation on the number of Sub-Accounts to which Net Premiums may be allocated and/or (ii) a minimum allocation requirement for the Sub-Accounts and the Fixed Account. Currently, the minimum amount that can be allocated to any Sub-Account or the Fixed Account is 3% of any Net Premiums.

For Policies issued in states where, upon cancellation during the Cancellation Period, Protective Life returns at least your premiums, Protective Life reserves the right to allocate your initial Net Premium (and any subsequent Net Premiums paid during the Cancellation Period) to the Oppenheimer Money Fund Sub-Account/VA or the Fixed Account until the expiration of the number of days in the Cancellation Period plus 6 days starting from the date that the Policy is mailed from the Home Office. Thereafter, the Policy Value in the Oppenheimer Money Fund Sub-Account/VA or the Fixed Account and all Net Premiums will be allocated according to your allocation instructions then in effect.

If Protective Life receives a premium payment not requiring additional underwriting at the Home Office before 3:00 P.M. Central Time, Protective Life will process the payment as of the Valuation Day it is received. Protective Life processes premium payments received at the Home Office at or after 3:00 P.M. Central Time as of the next Valuation Day. However, premium payments will not be accepted in connection with an increase in Face Amount until underwriting has been completed. When approved, Net Premium received will be allocated in accordance with your allocation instructions then in effect.

Unless designated by the Owner as a loan repayment, premiums received from Owners (other than planned periodic premiums) are treated as unscheduled premiums.

CALCULATION OF POLICY VALUE

Variable Account Value

The Variable Account Value reflects the investment experience of the Sub-Accounts to which it is allocated, any premiums allocated to the Sub-Accounts, transfers in or out of the Sub-Accounts, any withdrawals of Variable Account Value, any Surrender Charges deducted, and Monthly Deductions. There is no guaranteed minimum Variable Account Value. A Policy’s Variable Account Value therefore depends upon a number of factors. The Variable Account Value for a Policy at any time is the sum of the Sub-Account Values for the Policy on the Valuation Day most recently completed.

Determination of Units. For each Sub-Account, the Net Premium(s) or unloaned Policy Value transferred are converted into units. The number of units credited is determined by dividing the dollar amount directed to each Sub-Account by the value of the unit for that Sub-Account for the Valuation Day on which the Net Premium(s) or transferred amount is invested in the Sub-Account. Therefore, Net Premiums allocated to or amounts transferred to a Sub-Account under a Policy increase the number of units of that Sub-Account credited to the Policy.

Determination of Unit Value. The unit value at the end of every Valuation Day is the unit value at the end of the previous Valuation Day times the net investment factor, as described below. The Sub-Account Value for a Policy is determined on any day by multiplying the number of units attributable to the Policy in that Sub-Account by the unit value for that Sub-Account on that day.

Net Investment Factor. The net investment factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of a unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2), where:

(1)         is the result of:

a.              the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

b.              the per share amount of any dividend or capital gain distributions made by the Fund to the Sub-Account, if the “ex-dividend” date occurs during the current Valuation Period; plus or minus

c.               a per share charge or credit for any taxes reserved for, which is determined by Protective Life to have resulted from the operations of the Sub-Account.

(2)         is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the last prior Valuation Period.

Fixed Account Value

The Fixed Account Value under a Policy at any time is equal to: (1) the Net Premium(s) allocated to the Fixed Account, plus (2) amounts transferred to the Fixed Account, plus (3) interest credited to the Fixed Account, less (4) transfers from the Fixed Account (including any transfer fees deducted), less (5) withdrawals from the Fixed Account (including any withdrawal charges deducted), less (6) Surrender Charges deducted in the event of a decrease in Face Amount, less (7) loans, less (8) Monthly Deductions. See “The Fixed Account,” for a discussion of how interest is credited to the Fixed Account.

DEATH BENEFIT PROCEEDS

As long as the Policy remains in force, Protective Life will pay the Death Benefit Proceeds upon receipt at the Home Office of satisfactory proof of the Insured’s death. Protective Life may require return of the Policy. The Death Benefit Proceeds are paid to the primary beneficiary or a contingent beneficiary. The Owner may name one or more primary or contingent beneficiaries and change such beneficiaries, as provided for in the Policy. If no beneficiary survives the Insured, the Death Benefit Proceeds are paid to the Owner or the Owner’s estate. Death Benefit Proceeds are paid in a lump sum or under a settlement option. Payment of the Death Benefit Proceeds may have tax consequences. (See “Tax Considerations.”)

Please note that any death benefit payment we make in excess of the Variable Account Value, including payments under any rider, is subject to our financial strength and claims-paying ability.

If the Owner has elected the Income Provider Option Pre-Determined Death Benefit Payout Endorsement, we will pay the Death Benefit Proceeds pursuant to a payment schedule established according to the terms of the endorsement. See “Supplemental Riders and Endorsements.”

Calculation of Death Benefit Proceeds

The Death Benefit Proceeds are equal to the Death Benefit calculated as of the date of the Insured’s death, plus benefits under any supplemental riders or endorsements, minus (1) any Policy Debt on that date, (2) any liens for payments made under an accelerated death benefit rider or endorsement including accrued interest, and (3) any past due Monthly Deductions if the Insured died during the grace period.

The calculation of the Death Benefit is determined by the Cash Value Accumulation Test, as described below. Under certain circumstances, the amount of the Death Benefit may be adjusted. If part or all of the Death Benefit is paid in one sum, Protective Life will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the Insured’s death to the date of payment.

The Death Benefit is affected by withdrawals, and decreases in Face Amount and the Death Benefit Proceeds are affected by Policy Debt and liens on the Policy (including accrued interest) and any past due Monthly Deductions (if the Insured died during the grace period).

Death Benefit

The Death Benefit is the greater of: (1) the Face Amount under the Policy on the date of the Insured’s death, or (2) the minimum death benefit described below.

The minimum death benefit at any time is the amount of death benefit that the current Policy Value would purchase if paid as a net single premium. Such net single premium is determined according to the Cash Value Accumulation Test prescribed under Section 7702 of the Internal Revenue Code, as amended or its successor, if such amendment or successor is applicable to the Policy.

For purposes of determining this net single premium, the mortality charges taken into account generally are the maximum mortality charges guaranteed under the Policy. Such charges do not, however, exceed the maximum charges permitted to be taken into account under the Cash Value Accumulation Test of Section 7702. In determining the net single premium, the interest rate taken into account is the greater of an annual effective interest rate of 4 percent or the annual effective credited interest rate or rates guaranteed on issuance of the policy. For purposes of calculating the Cash Value Accumulation Test, the Policy is deemed to mature on the date the Insured attains age 100, and the Policy Value deemed to exist on such date shall not exceed the least amount payable as a death benefit at any time under the Policy.

Examples of Death Benefit calculations are found in Appendix A.

Changing the Face Amount

On or after the first Policy Anniversary, the Owner may request a change in the Face Amount. The request must be received in writing at the Home Office.

Increasing the Face Amount. Any increase in the Face Amount must be at least $10,000 and an application must be submitted. Protective Life reserves the right to require satisfactory evidence of insurability. In addition, the Insured’s Attained Age must be less than the current maximum Issue Age for the Policies, as determined by Protective Life from time to time. A change in planned periodic premiums may be advisable. (See “Premiums Upon Increase in Face Amount”.) The increase in Face Amount will become effective as of the date shown on the supplemental Policy Specifications Page (which will be sent to you), and the Policy Value will be adjusted to the extent necessary to reflect a Monthly Deduction as of the effective date based on the increase in Face Amount. When the Policy’s lapse protection is in effect, the Minimum Monthly Requirement will also generally be increased, which could require you to make additional premium payments to maintain the lapse protection. See “Policy Lapse and Reinstatement.”

A separate administrative charge for Face Amount increases will be assessed for the first twelve months following an increase in the Face Amount.

As with the Policy itself, a Face Amount increase is subject to a cancellation privilege. Therefore, the Owner may exercise the privilege by canceling any increase in Face Amount within the prescribed cancellation period. In such an event, unless the Owner requests otherwise, an amount will be refunded (i.e., credited back to the Policy Value) as described above except that if no additional premiums were required in connection with the Face Amount increase, then the amount refunded is limited to that portion of the first Monthly Deduction following the increase that is attributable to cost of insurance charges for the increase and the monthly administrative charge for the increase. Increasing the Face Amount may also have tax consequences.

Decreasing the Face Amount. Although Protective Life will attempt to notify an Owner if a decrease in the Face Amount will cause a Policy to be considered a modified endowment contract, we will not automatically return premium that would cause this. (See “Tax Considerations” — Policies which are MECs.)

The Face Amount after any decrease must be at least $100,000. Protective Life reserves the right to prohibit any decrease in Face Amount (1) for 3 years following an increase in Face Amount and (2) for one Policy Year following the last decrease in Face Amount. If the Initial Face Amount of the Policy has been increased prior to the requested decrease, then the decrease will first be applied against any previous increases in Face Amount in the reverse order in which they occurred. The decrease will then be applied to the Initial Face Amount. A decrease in Face Amount will become effective on the Monthly Anniversary Day that coincides with or next follows receipt and acceptance of a request at the Home Office.

Decreasing the Face Amount of the Policy may have the effect of decreasing monthly cost of insurance charges. However, if the initial Face Amount is decreased during the first 15 Policy Years, a Surrender Charge will apply. Decreasing the Face Amount also may have tax consequences.

Settlement Options

The Company offers a variety of ways of receiving proceeds payable under the Policy, such as on surrender or death, other than in a lump sum. Any sales representative authorized to sell this Policy can further explain these settlement options upon request. All of these settlement options (except one) are forms of fixed-benefit annuities, which do not vary with the investment performance of a separate account. Under each of the fixed-benefit settlement options, no surrender or withdrawal may be made once payments have begun.

The following settlement options may be elected.

Option 1 — Payment for a Fixed Period. Equal monthly payments will be made for any period of up to 30 years. The amount of each payment depends on the total amount applied, the period selected and the monthly payment rates Protective Life is using when the first payment is due.

Option 2 — Life Income with Payments for a Guaranteed Period. Equal monthly payments are based on the life of the named annuitant. Payments will continue for the lifetime of the annuitant with payments guaranteed for 10 or 20 years. Payments stop at the end of the selected guaranteed period or when the named person dies, whichever is later.

Option 3 — Interest Income. Protective Life will hold any amount applied under this option. Interest on the unpaid balance will be paid each month at a rate determined by Protective Life. This rate will never be less than 1% per year.

Option 4 — Payments for a Fixed Amount. Equal monthly payments will be made of an agreed fixed amount. The amount of each payment may not be less than $10 for each $1,000 applied. Interest will be credited each month on the unpaid balance and added to it. This interest will be at a rate set by us, but will never be less than 1% per year. Payments continue until the amount Protective Life holds runs out. The last payment will be for the balance only.

Minimum Amounts. Protective Life reserves the right to pay the total amount of the Policy in one lump sum, if less than $5,000. If monthly payments are less than $50, payments may be made quarterly, semi-annually, or annually at Protective Life’s option.

Other Requirements. Settlement options must be elected by Written Notice received by Protective Life at the Home Office. The Owner may elect settlement options during the Insured’s lifetime; beneficiaries may elect settlement options thereafter if Death Benefit Proceeds are payable in a lump sum. The effective date of an option applied to Death Benefit Proceeds is the date the due proof of death of the Insured is received at the Home Office. The effective date of an option applied to Surrender Value is effective date of the surrender.

If Protective Life has available, at the time a settlement option is elected, options or rates on a more favorable basis than those guaranteed, the higher benefits will apply.

Escheatment of Death Benefit

Every state has unclaimed property laws which generally declare life insurance policies to be abandoned after a period of inactivity of 3 to 5 years from the date the Death Benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, Protective Life is still unable to locate the beneficiary of the Death Benefit, or the beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. This “escheatment” is revocable, however, and the state is obligated to pay the Death Benefit (without interest) if your beneficiary steps forward to claim the Death Benefit with the proper documentation. To prevent such escheatment, it is important that you update your beneficiary designations, including addresses, if and as they change. Such updates should be communicated in writing, by telephone, or other approved electronic means to the Home Office.

TRANSFERS OF POLICY VALUE

In order for the Policy’s lapse protection provision to remain in effect, your options for transferring Policy Value among the Sub-Accounts will be restricted in accordance with the Lapse Protection Allocation Guidelines and Restrictions, and you may not allocate Net Premium or transfer Policy Value to the Fixed Account. See “Policy Lapse and Reinstatement.”

You may transfer the Fixed Account Value or any Policy Value in a Sub-Account to other Sub-Accounts or the Fixed Account, subject to certain restrictions described below. Transfers received at the Home Office before 3:00 P.M. Central Time are processed as of the Valuation Day the request is received. Requests received at or after 3:00 P.M. Central Time are processed as of the next Valuation Day. Protective Life may, however defer transfers under the same

ii.               The Excess Accumulation Factor shown on the Policy’s specification page multiplied by the amount of (a) plus (b) above in excess of the Accumulated Fund Threshold (if any)

d.              An adjustment for each withdrawal taken since the end of the prior Policy month. The adjustment for each withdrawal is the amount that reduces the ANPR in the same proportion that the withdrawal reduces the Surrender Value.

Example: Assume your Surrender Value is $90,000 and your ANPR, prior to the withdrawal, is $10,000. If you take a withdrawal of $9,000, thereby reducing your Surrender Value by 10% to $81,000, we would also reduce your ANPR by 10%, or $1,000, to $9,000.

The Lapse Protection Reduction Amount, the Threshold Accumulation Factor and the Excess Accumulation Factor for each Policy are stated on the Policy’s specification page. We calculate these rates based on the age, sex, and rate class of the Insured.

2.              The Accumulated Minimum Monthly Requirement (“AMMR”):

We calculate the AMMR as of each Monthly Anniversary Day. For each Policy month, the AMMR is equal to (a) plus (b) multiplied by (c), where:

a.              The AMMR for the prior Policy month (which would be $0 for the first Policy month of the first Policy Year)

b.              The Minimum Monthly Requirement plus $8.88 and minus the Lapse Protection Reduction Amount

>                 Note: We will not decrease the Minimum Monthly Requirement by the Lapse Protection Reduction Amount if: (i) one or more years have passed since the Issue Date; (ii) no premium has been paid for the previous 12 Policy months; and (iii) the ANPR is less than the Accumulated Fund Threshold for the previous Policy month. A higher Minimum Monthly Requirement will result in a higher AMMR. Because the lapse protection provision requires that the ANPR be greater than or equal to the AMMR, a higher AMMR could require you to make additional premium payments to increase your ANPR in order to maintain the lapse protection.

c.               One (1) plus the Threshold Accumulation Factor shown on the Policy’s specification page

The Minimum Monthly Requirement for each Policy is stated on the Policy’s specification page. We calculate the Minimum Monthly Requirement based on the age, sex, and rate class of the Insured, the requested Face Amount and any supplemental riders.

3.              The Accumulated Fund Threshold:

We calculate the Accumulated Fund Threshold as of each Monthly Anniversary Day. For each Policy month, the Accumulated Fund Threshold is equal to:

a.              For the first month of the Policy Year:

i.                  One (1) plus the Threshold Accumulation Factor shown on the Policy’s specification page multiplied by the Accumulated Fund Threshold for the prior Policy month (which would be $0 for the first Policy month of the first Policy Year); plus

ii.               the Threshold Premium (plus $100.00 and less the Lapse Protection Reduction Amount) applicable for that Policy month

b.              For all other Policy months: One (1) plus the Threshold Accumulation Factor shown on the Policy’s specification page multiplied by the Accumulated Fund Threshold for the prior Policy month.

The Threshold Premium for each Policy is stated on the Policy’s specification page. We calculate the Threshold Premium based on the age, sex, and rate class of the Insured, the requested Face Amount and any supplemental riders.

Please see Appendix B (“Calculation of Lapse Protection Values”) for examples.

Important Considerations:

>                 Failure to make premium payments as planned may cause you to lose the Policy’s lapse protection. Also, Policy loans and withdrawals may cause the lapse protection to end unless additional premium payments are made. Premium required to restore the lapse protection provision may be significantly higher than the premiums previously paid.

These Allocation by Investment Category guidelines may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if they are consistent with your investment objectives.

Allocation by Investment Category

Category 1

Minimum Allocation: 35%
Maximum Allocation: 100%

Fidelity VIP Investment Grade Bond	PIMCO VIT Low Duration
Franklin US Government Securities VIP	PIMCO VIT Real Return
Lord Abbett Bond Debenture	PIMCO VIT Short-Term
MFS Research Bond	PIMCO VIT Total Return
Oppenheimer Global Strategic Income	Invesco V.I. Government Securities
Oppenheimer Money Fund	Templeton Global Bond VIP Fund
PIMCO VIT Long-Term US Government

Category 2

Minimum Allocation: 0%
Maximum Allocation: 65%

Franklin Income VIP Fund	MFS Investors Growth
MFS Total Return	MFS Investors Trust
Fidelity VIP Contrafund	MFS Value
Fidelity VIP Index 500	Oppenheimer Main Street
Franklin Rising Dividends VIP Fund	Invesco V.I. Comstock
Goldman Sachs Strategic Growth	Invesco V.I. Growth and Income
Lord Abbett Calibrated Dividend Growth	Invesco V.I. Equity and Income
Lord Abbett Classic Stock	MFS Growth
Lord Abbett Fundamental Equity	Franklin Mutual Shares VIP Fund

Category 3

Minimum Allocation: 0%
Maximum Allocation: 30%

Fidelity VIP Mid Cap	MFS VIT II International Value
Franklin Flex Cap Growth VIP Fund	Oppenheimer Capital Appreciation
Franklin Small Cap Value VIP Fund	Oppenheimer Global
Franklin Small-Mid Cap Growth VIP Fund	PIMCO VIT All Asset
Goldman Sachs VIT Growth Opportunities	Royce Capital Micro-Cap
Goldman Sachs MidCap Value	Royce Capital Small-Cap
Goldman Sachs Strategic Intl. Equity	Templeton Developing Markets VIP Fund
ClearBridge Variable Mid Cap Core	Templeton Foreign VIP Fund
ClearBridge Variable Small Cap Growth	Templeton Growth VIP Fund
Lord Abbett Growth Opportunities	Invesco V.I. Mid Cap Growth
Lord Abbett Mid-Cap Stock	Invesco V.I. Global Real Estate
MFS New Discovery	Invesco V.I. International Growth
MFS Research Series	Invesco V.I. Small Cap Equity
Invesco V.I. American Value	MFS Utilities
MFS VIT II Emerging Markets Equity

The Benefit Allocation Model Portfolios. Each of the Model Portfolios will satisfy the Lapse Protection Allocation Guidelines and Restrictions (the “Benefit Allocation Model Portfolios”). See “Asset Allocation Model Portfolios.”

In general, the investment strategies employed by the Benefit Allocation Model Portfolios all include allocations that focus on conservative, high quality bond funds, that combine bond funds and growth stock funds, or that emphasize growth stock funds while including a significant weighting of bond funds. Each of these allocation models seeks to provide income and/or capital appreciation while avoiding excessive risk. If you are seeking a more aggressive growth strategy, the Benefit Allocation Model Portfolios are probably not appropriate for you.

You may allocate the entire amount of your Net Premium and Policy Value in accordance with one of the eligible Benefit Allocation Model Portfolios, or you may allocate a portion of your Net Premium Payments and Policy Value to

Date” of a reinstated Policy is the date that Protective Life approves the Owner’s request for reinstatement and requirements 1-6 above have been met.

To reinstate the Policy’s lapse protection provision, additional “catch-up” premiums may be required. See “Lapse Protection” above.

THE COMPANY AND THE FIXED ACCOUNT

Protective Life Insurance Company

Protective Life is a Tennessee stock life insurance company. Founded in 1907, we offer individual life and health insurance, annuities, group life and health insurance, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. Our offices are located in Birmingham, Alabama. Our mailing address is P.O. Box 830771, Birmingham, Alabama 35283-0771. As of December 31, 2013, we had total assets of approximately $68.3 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation (“PLC”), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had consolidated assets of approximately $68.8 billion at December 31, 2013. To find out more information about us, go to www.protective.com.

The Fixed Account

In order for the Policy’s lapse protection provision to remain in effect, you cannot allocate Net Premium or transfer Policy Value to the Fixed Account. In the event the Policy’s lapse protection provision terminates, you may allocate Net Premium and transfer Policy Value to the Fixed Account. See “Policy Lapse and Reinstatement.”

The Fixed Account consists of assets owned by Protective Life with respect to the Policies, other than those in the Variable Account. Subject to applicable law, Protective Life has sole discretion over the investment of the assets of the Fixed Account. The Loan Account is part of the Fixed Account. Guarantees of Net Premiums allocated to the Fixed Account, and interest credited thereto, are backed by Protective Life. The Fixed Account Value is calculated daily.

You generally may allocate some or all of your Net Premium and may transfer some or all of your Policy Value to the Fixed Account. However, there are limitations on transfers involving the Fixed Account. Due to these limitations, if you want to transfer all of your Policy Value from the Fixed Account to the Variable Account, it may take several years to do so. You should carefully consider whether the Fixed Account meets your investment needs. (See “Transfers of Policy Value.”)

Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts. The disclosure regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Interest Credited on Fixed Account Value. Protective Life guarantees that the interest credited during the first Policy Year to the initial Net Premiums allocated to the Fixed Account will not be less than the initial annual effective interest rate shown in the Policy. The interest rate credited to subsequent Net Premiums allocated to or amounts transferred to the Fixed Account will be the annual effective interest rate in effect on the date that the Net Premium(s) is received by Protective Life or the date that the transfer is made. The interest rate is guaranteed to apply to such amounts for a twelve month period which begins on the date that the Net Premium(s) is allocated or the date that the transfer is made.

After an interest rate guarantee expires as to a Net Premium or amount transferred, (i.e., 12 months after the Net Premium or transfer is placed in the Fixed Account) Protective Life will credit interest on the Fixed Account Value attributable to such Net Premium or transferred amount at the current interest rate in effect. New current interest rates are effective for such Fixed Account Value for 12 months from the time that they are first applied. Protective Life, in its sole discretion, may declare a new current interest rate from time to time. Protective Life will credit annual effective interest rates of not less than 1.00%. For purposes of crediting interest, amounts deducted, transferred or withdrawn from the Fixed Account are accounted for on a “first-in-first-out” (FIFO) basis.

Payments from the Fixed Account. Payments from the Fixed Account for a withdrawal, surrender or loan request may be deferred for up to six months from the date Protective Life receives the written request. If a payment from the prospectuses carefully before making any decision concerning the allocation of Net Premiums or transfers among the Sub-Accounts.

Selection of Funds

We select the Funds offered through the Policies based on several criteria, including the following:

•  asset class coverage,

•  the strength of the investment adviser’s (or sub-adviser’s) reputation and tenure,

•  brand recognition,

•  performance,

•  the capability and qualification of each investment firm, and

•  whether our distributors are likely to recommend the Funds to Policy Owners.

Another factor we consider during the selection process is whether the Fund, its adviser, its sub-adviser, or an affiliate will make payments to us or our affiliates. For a discussion of these arrangements, see “Certain Payments We Receive With Regard to the Funds.” We also consider whether the Fund, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for sale of the Policies. We review each Fund periodically after it is selected. Upon review, we may remove a Fund or restrict allocation of additional Net Premium and/or transfers of Policy Value to a Fund if we determine the Fund no longer meets one or more of the criteria and/or if the Fund has not attracted significant Policy owner assets. We do not recommend or endorse any particular Fund, and we do not provide investment advice.

Asset Allocation Model Portfolios. Three asset allocation models (“Model Portfolios”) are available at no additional charge as investment options under your Policy.

Each Model Portfolio invests different percentages of Policy Value in some or all of the Sub-Accounts under your Policy, and these Model Portfolios range from conservative to moderately aggressive. The Model Portfolios are intended to provide a diversified investment portfolio by combining different asset classes to help you reach your investment goal. Also, while diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market. There can be no assurance that any of the Model Portfolios will achieve their investment objective.

Pursuant to an agreement with Protective, Milliman, Inc., a diversified financial services firm and registered investment adviser, determines the composition of the Model Portfolios and is compensated by Protective for doing so. There is no investment advisory relationship between Milliman and Owners. In the future, Protective may modify or discontinue its arrangement with Milliman, in which case Protective may contract with another firm to provide similar asset allocation models, provide its own asset allocation models, or cease offering asset allocation models.

The available Model Portfolios may change from time to time. In addition, the target asset allocations of these Model Portfolios may vary from time to time in response to market conditions and changes in the portfolio holdings of the Funds in the underlying Sub-Accounts. We will not change your existing Policy Value or premium allocation or percentages in response to these changes, however if you desire to change your Policy Value or premium allocation or percentages to reflect a revised or different Model Portfolio, you must submit new allocation instructions to us in writing to the Home Office.

The following is a brief description of the three Model Portfolios currently available. They are more fully described in a separate brochure. Your sales representative can provide additional information about the Model Portfolios and help you select which Model Portfolio, if any, may be suitable for you. Please talk to him or her if you have additional questions about these Model Portfolios.

Conservative Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 45% in equity and 55% in fixed income investments. The largest of the asset class target allocations are in fixed income, large cap value and mortgages.

Moderate Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 55% in equity and 45% in fixed income investments. The largest asset class target allocations are in fixed income, large cap value, international equity and large cap growth.

Growth and Income portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 65% in equity and 35% in fixed income investments. The largest asset class target allocations are in fixed income, international equity, large cap value, and large cap growth.

Other Information About the Funds. Shares of these Funds are offered only to: (1) the Variable Account, (2) other separate accounts of Protective Life supporting variable annuity contracts or variable life insurance policies, (3) separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies, and (4) certain qualified retirement plans. Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds. Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.

Certain Payments We Receive With Regard to the Funds

We (and our affiliates) may receive payments from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof. These payments are negotiated and thus differ by Fund (sometimes substantially), and the amounts we (or our affiliates) receive may be significant. Proceeds from these payments may be used for any corporate purpose, including payment of expenses that we and our affiliates incur in promoting, marketing, distributing, and administering the Policies; and, in our role as intermediary, the Funds. We (and our affiliates) may profit from these payments.

12b-1 Fees. We and our affiliate, Investment Distributors, Inc. (“IDI”), the principal underwriter for the Policies, receive 12b-1 fees from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof that are based on a percentage of the average daily net assets of the particular Fund attributable to the Policies and to certain other variable insurance policies issued or administered by us (or our affiliate). IDI may pay some or all of the 12b-1 fees it receives to us. Rule 12b-1 fees are paid out of Fund assets as part of the Fund’s total annual fund operating expenses. Payments made out of Fund assets will reduce the amount of assets that you otherwise would have available for investment, and will reduce the return on your investment. The chart below shows the maximum 12b-1 fees we and IDI anticipate we will receive from the Funds on an annual basis:

Incoming 12b-1 Fees

Fund	Maximum 12b-1 fee
Paid to IDI:
Fidelity Variable Insurance Products	0.25%
Paid to us:
Franklin Templeton Variable Insurance Products Trust	0.25%
Goldman Sachs Variable Insurance Trust	0.25%
Royce Capital Fund	0.25%
Legg Mason Partners Variable Equity Trust	0.25%
MFS Variable Insurance Trust	0.25%
MFS Variable Insurance Trust II	0.25%
PIMCO Variable Insurance Trust	0.25%
Oppenheimer Variable Account Funds	0.25%
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	0.25%

Payments From Advisers and/or Distributors. We (or our affiliates) also receive payments from the investment advisers, sub-advisers, or distributors (or affiliates thereof) of the Funds. These payments may be derived, in whole or in part, from the investment advisory fee deducted from Fund assets. Owners, through their indirect investment in the Funds, bear the costs of these investment advisory fees (see the Funds’ prospectuses for more information). The amount of the payments we receive is based on a percentage of the average daily net assets of the particular Fund attributable to the Policies and to certain other variable insurance policies issued or administered by us (or our affiliate). The payments we receive from the investment advisers, sub-advisers or distributors of the Funds currently range from 0.05% to 0.50% of Fund assets attributable to our variable insurance policies. The amount of the payments may be significant.

CHARGES AND DEDUCTIONS

This section describes the charges and deductions we make under the Policy to compensate us for the services and benefits we provide, costs and expenses we incur, and risks we assume. We may profit from the charges deducted, and we may use any such profits for any purpose, including payment of distribution expenses. On and after the Policy Anniversary when the Insured is age 121, we do not make any charges and deductions under the Policy, other than the interest charged on loans (if a loan is outstanding).

Premium Expense Charge

We deduct a premium expense charge from each premium you pay. The premium expense charge compensates us for certain sales and premium tax expenses associated with the Policies and the Variable Account. The premium expense charge is equal to 8% of each premium payment for the first 10 Policy Years, 4% thereafter.

Monthly Deduction

Each month we will deduct an amount from your Policy Value to pay for the benefits provided by your Policy. This amount is called the Monthly Deduction and equals the sum of:

•  the cost of insurance charges

•  the monthly administrative fee and charges

•  the mortality and expense risk charge; and

•  any charges for supplemental riders.

Beginning as of the Policy Effective Date and continuing on each Monthly Anniversary Day thereafter, the Company will deduct the charges listed above. With the exception of the mortality and expense risk charge, each charge will reduce the Sub-Account Value(s) and the Fixed Account Value in the proportion that each Sub-Account Value and the Fixed Account Value bears to the unloaned Policy Value. The mortality and expense risk charge will reduce only the Sub-Account Value(s). Deductions for the mortality and expense risk charge will occur prior to the deduction for the remaining Monthly Deduction.

Cost of Insurance Charge. This charge compensates Protective Life for the expense of underwriting the Death Benefit. The charge depends on a number of variables and therefore will vary from Policy to Policy and from Monthly Anniversary Day to Monthly Anniversary Day.

The cost of insurance is equal to:

•  the cost of insurance rate, multiplied by

•  the net amount at risk under the Policy for that Monthly Anniversary Day.

The net amount at risk is equal to:

•  the Death Benefit, minus

•  the Policy Value.

Anything that decreases Policy Value, such as negative investment experience or withdrawals, will increase the net amount at risk and result in higher cost of insurance charges. The net amount at risk is affected by investment performance, loans, payments of premiums, Policy fees and charges, withdrawals, and decreases in Face Amount.

The cost of insurance charge for each increment of Face Amount is calculated separately to the extent a different cost of insurance rate applies. Because the net amount at risk is equal to the Death Benefit less Policy Value, the entire Policy Value is applied first to offset the Death Benefit derived from the Initial Face Amount. Only if the Policy Value exceeds the Initial Face Amount is the excess applied to offset the portion of the Death Benefit derived from increases in Face Amount in the order of the increases. If there is a decrease in Face Amount after an increase, the decrease is applied first to decrease any prior increases in Face Amount, starting with the most recent increase.

Cost of Insurance Rates. The cost of insurance rate for a Policy is based on and varies with the Issue Age, sex and rate class of the Insured and on the number of years that a Policy has been in force. Protective Life places Insureds in the following rate classes, based on underwriting: Preferred (ages 18-75) or Nontobacco (ages 0-75), or Select Preferred (ages 18-75), or Preferred Tobacco (ages 18-75) or Tobacco (ages 18-75), and substandard rate classes, which involve a higher mortality risk than these classes. Protective Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policies. The guaranteed rates for standard classes are based on the 2001 Commissioners’ Standard Ordinary Mortality Tables, Male or Female, Smoker/Nonsmoker distinct Mortality Rates (“2001 CSO Tables”). The guaranteed rates for substandard classes are based on multiples of, or additions to, the 2001 CSO Tables.

Protective Life’s current cost of insurance rates may be less than the guaranteed rates that are set forth in the Policy. Current cost of insurance rates will be determined based on Protective Life’s expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience. In determining current cost of insurance charges, we may consider a variety of factors, including those unrelated to mortality experience.

Cost of insurance rates (whether guaranteed or current) for an Insured in a non-tobacco standard class are generally lower than guaranteed rates for an Insured of the same age and sex in a tobacco standard class. Cost of insurance rates (whether guaranteed or current) for an Insured in a non-tobacco or tobacco standard class are generally lower than guaranteed rates for an Insured of the same age and sex and smoking status in a substandard class.

Protective Life will also determine a separate cost of insurance rate for each increment of Face Amount above the Initial Face Amount based on the Policy duration and the Issue Age, sex and rate class of the Insured at the time of the request for an increase. The following rules will apply for purposes of determining the net amount at risk for each rate.

Protective Life places the Insured in a rate class when the Policy is issued, based on Protective Life’s underwriting of the application. This original rate class applies to the Initial Face Amount. When an increase in Face Amount is requested, Protective Life conducts underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower cost of insurance rates than the original rate class (or the rate class of a previous increase), the rate class for the increase also will be applied to the Initial Face Amount and any previous increases in Face Amount beginning as of the effective date of the current increase. If the rate class for the increase has a higher cost of insurance rate than the original rate class (or the rate class of a previous increase), the rate class for the increase will apply only to the increase in Face Amount.

In the case of a term conversion, the rate class that applies is the same rate class that applied to the term contract, where applicable. In the case of a guaranteed option, the Insured’s rate class for an increase will be the class in effect when the guaranteed option rider was issued.

Legal Considerations Relating to Sex — Distinct Premium Payments and Benefits. Mortality tables for the Policies generally distinguish between males and females. Thus, premiums and benefits under Policies covering males and females of the same age will generally differ.

Protective Life does, however, also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult with their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, Protective Life may offer Policies with unisex mortality tables to such prospective purchasers.

Monthly Administrative Fees and Charges. We deduct a monthly standard administrative fee and monthly administrative charges from your Policy Value to compensate us for issue and administrative costs. The standard administrative fee is $8.00 per month. We also deduct a monthly administrative charge for Initial Face Amount which is equal to a fee per $1,000 of Initial Face Amount per month for the first 5 Policy Years. The actual fee varies depending on the Insured’s Issue Age, sex, and rate classification is set forth in your Policy. Representative administrative charges per $1,000 of Initial Face Amount for an Insured male non-tobacco at each specified Issue Age are set forth below:

Issue Age	Administrative Charge Per $1,000 of Initial Face Amount
35	$0.19
40	$0.23
45	$0.26
50	$0.44
55	$0.61
60	$0.81
65	$1.00
70	$1.32
75	$1.64

For the first twelve months following an increase in Face Amount, the monthly administrative fee will also include an administrative charge for the increase, based on the amount of the increase. The monthly administrative charge for an increase is equal to a fee per $1,000 of increase in face amount, which varies depending on Issue Age, sex, and rate classification of the Insured and is set forth in your Policy. Representative administrative charges per $1,000 of increase for an Insured male non-tobacco at each specified Issue Age are set forth below:

Issue Age	Administrative Charge per $1,000 Increase
35	$0.71
40	$0.81
45	$0.95
50	$1.13
55	$1.37
60	$1.71
65	$1.73
70	$1.72
75	$1.71

Supplemental Rider Charges. We deduct a monthly charge from your Policy Value to cover administrative expenses for any riders as part of the Monthly Deduction. (See “Supplemental Riders and Endorsements”.)

Mortality and Expense Risk Charge. We deduct a mortality and expense risk charge each month from your Policy Value. This charge compensates Protective Life for the mortality risk it assumes. The mortality risk is that the insureds will live for a shorter time than we project. The expense risk Protective Life assumes is that the expenses that we incur in issuing and administering the Policies and the Variable Account will exceed the amounts realized from the administrative charges assessed against the Policies.

Protective Life deducts a monthly charge from assets in the Sub-Accounts attributable to the Policies. This charge does not apply to Fixed Account assets attributable to the Policies. The current and maximum monthly mortality and expense risk charge to be deducted is generally equal to 0.075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount. Protective Life reserves the right to charge less than the maximum charge.

Transfer Fee

We allow you to make 12 free transfers of Policy Value each Policy Year. However, Protective Life may charge a $25 transfer fee on any additional transfers to cover administrative expenses. If the fee is imposed, it will be deducted from the amount requested to be transferred. If an amount is being transferred from more than one Sub-Account or the Fixed Account, the transfer fee will be deducted proportionately from the amount being transferred from each.

Surrender Charges (Contingent Deferred Sales Charge)

During the first 15 Policy Years, a Surrender Charge will be deducted from your Policy Value if: (1) the Policy is surrendered; (2) the Policy lapses at the end of a grace period or (3) the Initial Face Amount is reduced. The Surrender Charge is deducted before any Surrender Value is paid.

The Surrender Charge varies depending on Issue Age, sex and rate class of the Insured and is set forth in your Policy. Representative Surrender Charges per $1,000 of Initial Face Amount for the first Policy Year for an Insured male non-tobacco at each specified Issue Age are set forth below. The Surrender Charge decreases over the fifteen-year period (after which, there is no charge). For a decrease in the Initial Face Amount, the charge shown is per $1,000 of decrease.

rules relating to FATCA are complex, and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the Policy.

SUPPLEMENTAL RIDERS AND ENDORSEMENTS

The following supplemental riders and endorsements may be available to be added to your Policy subject to state availability. Monthly charges, if applicable, for these riders may be deducted from your Policy Value as part of the monthly deduction. (See “Monthly Deduction”.) State variations may apply (although such variations are not material and all material features of the riders and endorsements have been disclosed in this prospectus). The supplemental riders and endorsements available with the Policies provide fixed benefits that do not vary with the investment experience of the Variable Account. Additional rules and limits apply to these supplemental riders. Not all such riders may be available at any time, and supplemental riders in addition to those listed below may be made available. Please ask your Protective Life agent for further information, or contact the Home Office.

Children’s Term Life Insurance Rider. Provides a death benefit payable on the death of a covered child. More than one child can be covered. There is no cash value under this rider.

Accidental Death Benefit Rider. Provides an additional death benefit payable if the Insured’s death results from certain accidental causes. There is no cash value under this rider.

Disability Benefit Rider. Provides for the crediting of a specific premium to a Policy on each Monthly Anniversary during the total disability of the Insured. After the Insured has been totally disabled (as defined in the rider) for six months, Protective Life will credit premiums to the Policy equal to the disability benefit amount shown in the Policy multiplied by the number of Monthly Anniversary Days that have occurred since the onset of total disability. Monthly Anniversary Days that occur more than one calendar year prior to the date that we receive a claim under a rider are not included for the purpose of this calculation. Subsequent to the time that the Insured has been totally disabled for six months, we will credit a premium equal to the disability benefit amount on each Monthly Anniversary Day. The Owner may change the disability benefit amount by written notice received by Protective Life at the Home Office at any time before the Insured becomes totally disabled. Increases are subject to evidence of insurability.

Overloan Protection Endorsement. Provides a guarantee that the Policy will not lapse and the death benefit will be at least $10,000 as long as all of the following conditions are met:

1)             The Policy has been in force for at least 20 years;

2)             The Insured has attained at least age 65;

3)             Withdrawals in an amount equal to the total premiums paid have been taken;

4)             The Policy Debt is at least 95% of the Cash Value;

5)             The Policy Debt exceeds the Face Amount of the Policy

6)             Accelerated benefits have not been received under any endorsement or rider attached to your Policy;

7)             Monthly Deductions or premiums are not being credited or waived under any endorsement or rider attached to your Policy;

8)             Invoking the benefit does not result in a Death Benefit that is not compliant with our reasonable interpretation of the Internal Revenue Code; and

9)             The Policy is not a modified endowment contract.

When all of the conditions are met, any riders on the Policy will be terminated and any Variable Account Value will be transferred to the Fixed Account. In addition, no further premium outlays, withdrawals, policy loans, and Face Amount changes will be allowed.

The Death Benefit shall be the greatest of:

a)             The Face Amount on the Insured’s date of death;

b)             A specified percentage of the greater of the Policy Debt or Policy Value on the date of the Insured’s death as indicated on the Table of Percentages shown in the Rider’s Policy Schedule; or

c)              The Policy Debt on the Insured’s date of death plus ten thousand dollars ($10,000).

This endorsement will terminate if the Policy terminates. We deduct a charge for this endorsement if the benefit under the endorsement is exercised. Consult your registered representative and review the endorsement for complete limitations, terms and conditions. Protective does not make any representations regarding the tax treatment of loans where the Policy has not lapsed due to operation of a lapse protection feature, such as this endorsement. Please consult your tax advisor for more information.

Income Provider Option Pre-Determined Death Benefit Payout Endorsement. The endorsement converts the payment of Death Benefit Proceeds to the beneficiary from a single lump sum to a series of payments pursuant to a specified payment schedule that describes the amount, frequency, and duration of payment of the Death Benefit Proceeds. If the Death Benefit is adjusted under the Policy while the Insured is living, the amounts shown in the payment schedule will be adjusted pro-rata. The Owner may choose to change the payment schedule or elect a lump sum payment of the Death Benefit Proceeds prior to the Insured’s death, but the beneficiary will not be able to change the payment schedule after the Insured’s death.

There is no cost or charge for the endorsement, which may be elected only at Policy issue. Payment of the Death Benefit Proceeds as a series of payments will result in a portion of the payments being includible in the beneficiary’s income. (See “Tax Considerations.”) Please consult your tax advisor.

Terminal Illness Accelerated Death Benefit Endorsement. The endorsement provides for an accelerated death benefit payment to the Owner if the Insured has a qualifying terminal illness and all of the terms and conditions of the endorsement are met. The accelerated death benefit is based on a portion of the current Face Amount and is subject to a maximum accelerated death benefit. There is no cost or charge for the endorsement. However, a lien equal to the accelerated death benefit payment is established against the policy and accumulates interest.

The primary impact of the lien and any accumulated interest is a reduction in the amount of the death benefit by the amount of the lien plus accumulated interest. The lien also reduces the amount available for loans and withdrawals. Consult your registered representative and review the endorsement for complete limitations, terms and conditions.

ExtendCare Chronic Illness Accelerated Death Benefit Rider. This rider provides for one or more accelerated death benefit payments to the Owner during a 12-month benefit period if the Insured has a qualifying chronic illness and all of the terms and conditions of the rider are met. The accelerated death benefit is subject to a maximum accelerated death benefit. We begin deducting a monthly charge upon issuance of this rider based, in part, on a maximum monthly benefit amount selected by the Owner at the time of Policy issue.

Policy Loan Endorsement. Provides for carryover loans on policies transferred to the Company under Section 1035 of the Internal Revenue Code.

USE OF THE POLICY

Life insurance, including variable life insurance, can be used to provide for many individual and business needs, in addition to providing a death benefit. Possible applications of a variable life insurance policy, such as this Policy include: (1) serving as vehicle for accumulating funds for a college education, (2) estate planning, (3) serving as an investment vehicle on various types of deferred compensation arrangements, (4) buy-sell arrangements, (5) split dollar arrangements, and (6) a supplement to other retirement plans.

As with any investment, using this Policy under these or other applications entails certain risks. For example, if investment performance of Sub-Accounts to which Policy Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate Cash Value or Surrender Value sufficient to adequately fund the application for which the Policy was purchased. Similarly, certain transactions under a Policy entail risks in connection with the application for which the Policy is purchased. Withdrawals, Policy loans and interest paid on Policy loans may significantly affect current and future Policy Value, Cash Value, Surrender Value or Death Benefit Proceeds. If, for example, a Policy loan is taken but not repaid prior to the death of the Insured, the Policy Debt is subtracted from the Death Benefit in computing the Death Benefit Proceeds to be paid to a beneficiary.

Prior to utilizing this Policy for the above applications, you should consider whether the anticipated duration of the Policy is appropriate for the application for which you intend to purchase it.

In addition, you need to consider the tax implications of using the Policy with these applications. The tax implications of using this Policy with these applications can be complex and generally are not addressed in the discussion of “Tax Considerations” above. Loans and withdrawals will affect the Policy Value and Death Benefit. There may be penalties and taxes if the Policy is surrendered, lapses, matures or if a withdrawal or a loan is made. Because of these risks, you need to carefully consider how you use this Policy. This Policy may not be suitable for all persons, under any of these applications.

adverse impact on the separate account, on IDI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

ARBITRATION

Policies issued in certain states provide that any controversy, dispute or claim by any Owner(s), Insured, or beneficiary (a “claimant”) arising out of insurance provided under the Policy will be submitted to binding arbitration pursuant to the Federal Arbitration Act. However, we will not enforce this provision.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Variable Account are contained in the Statement of Additional Information (“SAI”). Our financial statements only have bearing upon our ability to meet our obligations under the Policies. For a free copy of the SAI, please call or write to us at our Home Office.

ADDITIONAL POLICY INFORMATION

Limits on Policy Rights

Incontestability. Unless fraud is involved, Protective Life will not contest the Policy, or any supplemental rider, after the Policy or rider has been in force during the Insured’s lifetime for two years from the Policy Effective Date or the effective date of the rider. Likewise, unless fraud is involved, Protective Life will not contest an increase in the Face Amount with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the Insured for two years after the effective date of the increase.

Suicide Exclusion. If the Insured dies by suicide, while sane or insane, within two years after the Policy Effective Date, the Death Benefit will be limited to the premium payments made before death, less any Policy Debt, liens (including accrued interest) and any withdrawals. If the Insured dies by suicide within two years after an increase in Face Amount, the Death Benefit with respect to the increase will be limited to the sum of the monthly cost of insurance charges made for that increase.

Misstatement of Age or Sex

If the Insured’s age or sex has been misstated in the application for the Policy or in any application for supplemental riders, the Death Benefit under the Policy or such supplemental riders is the amount which would have been provided by the most recent cost of insurance charge, and the cost of such supplemental riders, at the correct age and sex.

Settlement Options

The following settlement options may be elected.

Option 1 — Payment for a Fixed Period. Equal monthly payments will be made for any period of up to 30 years. The amount of each payment depends on the total amount applied, the period selected and the monthly payment rates Protective Life is using when the first payment is due.

Option 2 — Life Income with Payments for a Guaranteed Period. Equal monthly payments are based on the life of the named annuitant. Payments will continue for the lifetime of the annuitant with payments guaranteed for 10 or 20 years. Payments stop at the end of the selected guaranteed period or when the named person dies, whichever is later.

Option 3 — Interest Income. Protective Life will hold any amount applied under this option. Interest on the unpaid balance will be paid each month at a rate determined by Protective Life. This rate will never be less than 1% per year.

Option 4 — Payments for a Fixed Amount. Equal monthly payments will be made of an agreed fixed amount. The amount of each payment may not be less than $10 for each $1,000 applied. Interest will be credited each month on the unpaid balance and added to it. This interest will be at a rate set by us, but will never be less than 1% per year. Payments continue until the amount Protective Life holds runs out. The last payment will be for the balance only.

Minimum Amounts. Protective Life reserves the right to pay the total amount of the Policy in one lump sum, if less than $5,000. If monthly payments are less than $50, payments may be made quarterly, semi-annually, or annually at Protective Life’s option.

Other Requirements. Settlement options must be elected by Written Notice received by Protective Life at the Home Office. The Owner may elect settlement options during the Insured’s lifetime; beneficiaries may elect settlement options thereafter if Death Benefit Proceeds are payable in a lump sum. The effective date of an option applied to Death Benefit Proceeds is the date the due proof of death of the Insured is received at the Home Office. The effective date of an option applied to Surrender Value is effective date of the surrender.

If Protective Life has available, at the time a settlement option is elected, options or rates on a more favorable basis than those guaranteed, the higher benefits will apply.

ILLUSTRATIONS

We may provide illustrations for Death Benefit, Policy Value, and Surrender Value based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and are not a representation of past or future performance. Your rates of return and insurance charges may be higher or lower than these illustrations. The actual return on your policy account value will depend on factors such as the amounts you allocate to particular Funds, the amounts deducted for the Policy’s monthly charges, the Funds’ expense ratios, and your policy loan and partial withdrawal history.

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